UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on answer to letter from the Ministry of Mines and Energy

—

Rio de Janeiro, May 19, 2023 - Petróleo Brasileiro S.A - Petrobras informs that it answered, on today's date, to the requests contained in Official Letter nr. 386/2023/GM-MME, from the Ministry of Mines and Energy ("MME"), in the terms below:

1.	Regarding the denial by IBAMA of the environmental licensing process for Block FZA-M-59 in Amapá Águas Profundas, Petrobras understands that it strictly complied with all the requirements of the licensing process, and all the resources mobilized in Amapá and Pará to conduct the Pre-Operational Assessment (simulated to test the emergency response plans) were made possible strictly in accordance with the decisions and approvals of that body, as recorded in public records, following the legal and regulatory guidelines in force.
2.	Given this context, Petrobras informs that it will exercise its right to file a Request for Reconsideration with the Presidency of IBAMA, in order to demonstrate compliance with all the requirements repeatedly presented by the federal licensing body during the licensing process (Process SEI 02001.013852/2023-87), allowing the body to administratively review Order No. 15786950/2023-Gabin, in order to allow the continuity of the environmental licensing process in question. Petrobras intends to submit the Reconsideration Request before the expiration of the legal deadline, on May 24, 2023.
3.	In relation to the possibility of maintaining the rig and the resources for additional time to carry out the well in its current location, the Company's technical evaluation concludes that it is possible to maintain the rig and its resources mobilized until 05/29/2023, without Petrobras incurring additional costs to those it has already been incurring due to the inconclusiveness of the environmental licensing process by IBAMA.
4.	As of this date, without a conclusive opinion from IBAMA allowing the Pre-Operational Assessment within the environmental licensing process, Petrobras will incur unjustified additional costs, which will require the rig and other resources mobilized in the region of Block FZA-M-59 to be directed to the Company's activities in the Southeastern Basins.

Material facts will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer